October 28th, 2011

Board of Directors
Yanglin Soybean, Inc.
No. 99 Fanrong Street, Jixian County
Shuang Ya Shan City
Heilongjiang 155900
China

Dear Members of the Board:

Please accept this as my formal resignation as independent director of Yanglin Soybean, Inc. (the “Company”), effective immediately.  The reason for my resignation is the Company’s unwillingness to provide directors and officers insurance, as per the terms of my agreement with the Company.

Yours faithfully,

/s/ Michael Marks
Michael Marks